Offering Statement for Aaidebook Holdings Inc

("Aaidebook & OnTime ITS," "we," "our," or the "Company")

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All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Aaidebook Holdings Inc

   3301 N. University Dr
   Suite 100
   Coral Spring, FL 33065

Eligibility

2. **The following are true for Aaidebook Holdings Inc:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Laura Velasco

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/28/2023	Present	Aaidebook Holdings Inc	CHRO
02/01/2020	09/27/2023	Aaidebook Home Care	Human Resources Director

   Laura Velasco serves as Chief of Human Resources for Aaidebook Holdings Inc., overseeing workforce management, compliance, recruiting, and personnel development. She has over 10 years of experience in human resources within home care and operational environments, including managing teams of over 300 employees. Laura has played a key role in building scalable hiring and compliance systems for the Company. Over the past three years (2023–present), she has served as Head of HR for Aaidebook Home Care and OnTime ITS, focusing on recruitment strategy, employee retention, benefits administration, and regulatory compliance. LinkedIn: https://www.linkedin.com/in/laura-velasco-41bb5397/

Name
Sam Rajan

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/28/2023	Present	Aaidebook Holdings Inc	CTO
12/01/2019	Present	JP Morgan Chase	Lead Software Engineer

Sam Rajan is the Chief Technology Officer of Aaidebook Holdings Inc., responsible for the architecture, development, and security of the OnTime ITS platform. He is a full-stack engineer with over 15 years of experience specializing in AWS infrastructure, DevOps, and secure system architecture. Sam has worked on enterprise-level systems, including experience in financial technology environments requiring high reliability and data security. Over the past three years (2023–present), Sam has led the development and deployment of OnTime ITS, focusing on scalability, performance, and continuous product improvement. LinkedIn: https://www.linkedin.com/in/sam-rajan-d/

Name
Jabali Wells

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2020	Present	Blackpoll Capital Partners	Managing Partner
09/28/2023	Present	Aaidebook Holdings Inc	Board Member

Jabali Wells, MD, MBA, MSc, is a physician, investor, and healthcare executive with a multidisciplinary background spanning clinical medicine, business, and global health. He is the Founding Managing Partner of Blackpoll Capital Partners, a Washington, D.C.–based investment firm focused on healthcare opportunities across the United States and Latin America. Dr. Wells combines frontline clinical experience with advanced training in business and science, enabling him to evaluate healthcare ventures from both an operational and strategic perspective. His work centers on identifying and scaling innovative healthcare companies, with a focus on improving access, efficiency, and outcomes in diverse markets. With a career bridging medicine, finance, and international investment, Dr. Wells brings a global lens to healthcare innovation, leveraging his expertise to support high-growth companies and drive cross-border partnerships in the healthcare sector. LinkedIn: https://www.linkedin.com/in/jw-md-mba-msc/

Name
Karl Pierre

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/28/2023	Present	Aaidebook Holdings Inc	CEO
02/01/2020	Present	Aaidebook Home Care	Co-Founder

Karl Pierre is the Founder and Chief Executive Officer of Aaidebook Holdings Inc., where he leads overall strategy, product direction, and growth initiatives. He has over 25 years of experience in medical staffing and home care operations. Karl founded and currently oversees Aaidebook Home Care, where he has built and scaled a multi-million-dollar home care agency serving a distributed workforce. He also leads the development and commercialization of OnTime ITS, the Company's software platform designed for service-based businesses. Over the past three years (2023–present), Karl has served as CEO of Aaidebook Holdings Inc., Aaidebook Home Care, and OnTime ITS, focusing on expanding operations, developing proprietary technology, and driving revenue growth. LinkedIn: https://www.linkedin.com/in/karl-pierre-63028052/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Karl Pierre

Securities:	4,640,000
Class:	Common Stock
Voting Power:	93.6%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Aaidebook Holdings Inc. is a technology-enabled service company focused on building operational infrastructure for service-based businesses. Through its subsidiary, HHC IT Solutions (OnTime ITS), the Company develops and licenses software designed to manage the full lifecycle of field-based workforces, including application tracking, onboarding, scheduling, time tracking, compliance, billing, and payroll support. In addition, the Company operates a home care services division, which provides direct care to patients and serves as a real-world testing environment for its software platform. This dual structure allows the Company to continuously refine its technology based on actual operational use, ensuring that the platform is designed to meet the needs of businesses that deploy workers into the field. The Company was founded based on the operational challenges experienced while building and scaling a multi-million-dollar home care agency. Managing a distributed workforce across multiple client locations requires precise coordination of staff, documentation, and billing processes. Existing solutions in the market were often fragmented, requiring multiple systems that did not integrate effectively. This led to inefficiencies, increased administrative burden, and a higher risk of payroll and billing errors. In response, the Company developed its own platform to unify these functions into a single system. Over time, this internal solution evolved into a commercial software offering that is now licensed to other businesses operating in similar environments. The Company's primary objective is to expand its software platform into a leading infrastructure solution for service-based businesses in the United States. These include home care agencies, medical staffing firms, adult day care centers, and other industries such as home services, security, and event staffing that rely on field-based employees. The Company aims to establish a strong presence in key geographic markets with high concentrations of these businesses and to scale its client base through a combination of direct sales, digital marketing, partnerships, and content-driven lead generation. A key focus is on acquiring and retaining mid-sized clients with 10 or more employees or service recipients, as these organizations typically require more robust systems and generate higher recurring revenue. To achieve these objectives, the Company plans to invest in building a scalable sales and marketing engine. This includes expanding its outbound sales development team, increasing digital advertising efforts, leveraging affiliate and referral partnerships, and participating in industry events. The Company also intends to continue enhancing its software platform, including further development of its application tracking system to support high-volume recruiting and onboarding. By focusing on both product development and distribution, the Company seeks to accelerate customer acquisition while improving retention and lifetime value. The Company generates revenue through two primary streams. The first is a software-as-a-service (SaaS) model, where business clients pay recurring monthly subscription fees based on the number of employees, clients, or level of usage. This model provides predictable and scalable revenue as clients grow their operations. The second revenue stream comes from the Company's home care services division, which generates income through hourly service delivery paid by a combination of government programs, insurance providers, and private-pay clients. This segment not only contributes to revenue but also provides valuable operational insights that inform ongoing software development. The Company believes that its combination of industry experience, proprietary technology, and integrated service model positions it to capture a meaningful share of the growing market for service-based business infrastructure. By continuing to refine its platform and expand its customer base, the Company aims to build a sustainable, recurring revenue business that supports both operational efficiency for its clients and long-term growth for its stakeholders.

Aaidebook & OnTime ITS currently has 80 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Aaidebook Holdings Inc speculative or risky:**
    1. An investment in Aaidebook Holdings Inc. is speculative and involves a high degree of risk. A significant portion of the Company's operations, particularly within its home care services division, is

influenced by government-funded healthcare programs, including Medicare and Medicaid. Changes in reimbursement rates, eligibility requirements, or regulatory policies, sometimes referred to as "stroke of the pen" risk, could materially impact revenue and profitability. Such changes may occur with little notice and are outside of the Company's control. In addition, the Company operates in highly regulated industries and must comply with various federal, state, and local laws. Failure to maintain compliance could result in penalties, loss of contracts, or operational restrictions. The Company is also in a growth stage and is dependent on its ability to scale its sales and marketing efforts, retain clients, and continue developing its software platform. There can be no assurance that these efforts will be successful. The Company's software business is relatively new and may face competition from more established providers with greater financial resources. Furthermore, the Company relies on key personnel for execution, and the loss of such individuals could adversely affect operations. As a result of these and other factors, investors should be prepared for the possibility of losing their entire investment.

2. Investor Risks - Early Bird Discount: Investors who participate in the offering on or before May 4, 2026 at 9:00am EST will receive a 20% early bird discount and be able to invest at a purchase price of $1.00 per share; and investors who participate in the offering after May 4, 2026 at 9:00am EST will invest at a purchase price of $1.25 per share.

3. Market Saturation and Competitive Intensity: The sector for workforce management and service-based software is heavily populated. The Company faces constant pressure from both large-scale enterprise incumbents with deep pockets and agile startups. Maintaining a competitive edge requires significant, ongoing spending on sales and marketing that may not always result in a proportional increase in market share.

4. Regulatory and Legislative Complexity: Operating in fields like healthcare and staffing means the Company is perpetually at the mercy of government policy. Any shift in labor laws, data privacy standards, or industry-specific compliance requirements can force the Company to undergo expensive, time-consuming updates to its software and operational processes.

5. Human Capital and Labor Volatility: Because the Company's software is built for field-based workforces, its growth is indirectly capped by the availability of workers. Broad industry trends like labor shortages, rising minimum wages, or high turnover rates can hinder the growth of the Company's clients, which in turn reduces the demand for its management platform.

6. Technological Displacement: There is a constant risk that a new technological breakthrough, such as a shift in how AI manages logistics, could make the Company's current proprietary platform less relevant or require a total architectural overhaul to remain viable.

7. Start-up investing is risky: Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

8. Any valuation at this stage is difficult to assess: Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

9. We are dependent on general economic conditions: Potential customers may be less willing to invest in innovation and technological improvements in an economic downturn. This may temporarily reduce our market size.

10. Our management may not be able to control costs in an effective or timely manner: The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted.

11. Our future growth depends on our ability to develop and retain customers: Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer

services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

12. Our ability to succeed depends on how successful we will be in our fundraising efforts: We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. Current and future competitors may be able to draw on substantially greater financial resources than those available to the Company to develop products that are easier to commercialize or become more popular with the potential consumers of our products.

13. Your shares are not easily transferable: You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs, if ever.

14. The Company likely will not pay dividends for the foreseeable future: Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase Securities in the offering.

15. You may only receive limited ongoing disclosure: While the Company must disclose certain information, since the Company is at an early stage, it is only able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

16. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO): If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

17. Future fundraising may affect the rights of investors: The Company is raising funds to finance its expansion plans, and may raise additional funds in the future, either through offerings of securities or borrowing from banks or other lending sources. The terms of future capital raises or loan agreements may include covenants that give security holders or creditors greater control over the Company's ability to raise additional funds and use of its assets.

18. The securities offered in this offering have not been approved or disapproved by the U.S. Securities and Exchange Commission (SEC) or any state securities regulator. Investors are solely responsible for conducting their own research, reviewing the terms of the offering, and determining the suitability of the investment.

19. Our auditor has issued a "going concern" opinion on our financial statements, which means that the auditor is not sure if we will be able to succeed as a business without additional financing: To date, we have generated limited revenues from our principal operations. We have sustained losses since inception. Because losses will continue until such time that we can generate significant revenue, and because we have no committed source of financing, we will rely on financing to support our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued. We intend to fund our operations through the sale of our securities to third parties and related parties. If we cannot raise additional capital, we may consume all the cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition, and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

20. The Company Has Outstanding Debt That Could Adversely Affect Its Financial Condition: The Company currently carries outstanding indebtedness, including approximately $19,727 owed to Chase

Bank at an interest rate of 25.0% per annum, and approximately $407,896 in loans from a related party that are payable on demand. As of December 31, 2025, the Company held only $21,726 in cash. The high interest rate on the Chase Bank obligation increases the Company's cost of capital and reduces funds available for operations and growth. More significantly, the related party loans are payable on demand, meaning the lender could require repayment at any time. Given the Company's current cash position, the Company would not be able to satisfy a demand for repayment without raising additional capital or securing alternative financing, neither of which can be guaranteed. If the Company is unable to service or refinance its debt obligations, it could be forced to curtail operations, seek bankruptcy protection, or cease operations entirely, resulting in a loss of your entire investment.

21. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

22. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

23. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

24. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

25. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

26. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

27. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

28. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing

on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

29. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

30. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

31. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Aaidebook Holdings Inc ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $617,500 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   The Company intends to use the proceeds from this offering of approximately $617,500 to support growth and operational expansion. Approximately $90,000 (about 15%) will be allocated toward fundraising-related expenses, including marketing, platform fees, and professional services associated with the offering. Approximately $100,000 (about 16%) will be used for general operations, including team support, administrative expenses, and ongoing product maintenance. The remaining approximately $427,500 (about 69%) will be invested in marketing and sales initiatives, including digital advertising, outbound sales development, partnerships, and customer acquisition efforts. The primary objective of this allocation is to scale the Company's client base, increase market penetration in targeted regions, and accelerate revenue growth.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Intermediary Fees	$490	$30,258
General Operations	$0	$100,000
Marketing & Sales	$0	$427,500
Fundraising	$9,510	$59,743
Total Use of Proceeds	**$10,000**	**$617,500**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on Netcapital to purchase securities, both investors and Aaidebook Holdings Inc must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $1 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on Netcapital.

16. **How may the terms of the securities being offered be modified?**

    Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
    The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	7,500,000	4,958,243	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Equity Incentive Plan	The Company has an equity incentive plan. Through the plan, 1,160,000 options have been granted. As of the initial filing of this offering, no options have vested. The options fully vest on September 30, 2026 and have an exercise price of $1.00.	1,160,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The rights of currently outstanding securities may limit, dilute, or otherwise qualify the rights of the securities being offered. Existing stockholders may hold securities with voting rights that allow them to influence or control corporate decisions, including the election of directors and approval of significant transactions. In addition, the Company may have issued, or may issue in the future, additional securities, including equity awards, options, or convertible instruments, which could result in dilution of ownership and voting power for investors in this offering. The securities offered may also be subject to different rights, preferences, or limitations compared to other classes of stock, which could affect the relative rights of purchasers. As a result, investors may experience dilution and may have limited ability to influence the management and direction of the Company.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

Holders of more than 20% of the Company's outstanding voting securities have the ability to exert significant influence over matters requiring stockholder approval, including the election of directors, approval of mergers or acquisitions, amendments to governing documents, and other major corporate decisions. As a result, these individuals may be able to control or significantly influence the outcome of such matters, even if other stockholders disagree. This concentration of ownership may limit the ability of purchasers of the securities being offered to influence corporate decisions and could result in actions that are not aligned with the interests of all stockholders.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

Investors in this offering will hold a minority ownership interest in Aaidebook Holdings Inc. and, as such, will have limited ability to influence the Company's management, operations, or strategic direction. Decisions regarding the business, including financing, acquisitions, use of proceeds, and other key matters, will be made by the Company's management and majority stockholders. Minority investors may not have the ability to affect these decisions, even if they disagree with them. Additionally, there may be limited liquidity for the securities, and investors may not be able to easily sell or transfer their shares. As a result, investors should be prepared to hold their investment for an extended period and rely on the Company's management to execute its business plan.

23. **What are the risks to purchasers associated with corporate actions including:**
   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

Investors in this offering may be subject to risks associated with various corporate actions undertaken by the Company. The Company may issue additional securities in the future, including equity, options, or convertible instruments, which could result in dilution of ownership and voting power for existing investors. The Company may also repurchase its own securities, which could impact the value or liquidity of outstanding shares depending on the terms and timing of such repurchases. In the event of a sale of the Company or a sale of its assets, the distribution of proceeds will depend on the Company's capital structure at that time, and investors may receive less than their original investment or no return at all. Additionally, the Company may enter into transactions with related parties, including entities or individuals affiliated with management, which may present potential conflicts of interest. While the Company intends to conduct such transactions on commercially reasonable terms, there can be no assurance that these arrangements will always be favorable to all investors. As a result, these corporate actions may affect the value, control, and return on investment for purchasers of the securities offered.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Chase Bank
Amount Outstanding:	$19,727
Interest Rate:	25.0%
Maturity Date:	No Maturity Date
Other Material Terms:	

Creditor(s):	Related Party Loans
Amount Outstanding:	$407,896
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

25. **What other exempt offerings has Aaidebook Holdings Inc conducted within the past three years?**

Date of Offering:	2024-02-23
Exemption:	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))
Securities Offered:	Common Stock
Amount Sold:	$287,477

Use of Proceeds:	R&D, Marketing, Operations, Fundraising, and Working Capital

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Karl Pierre	CEO	Debt	$407,896

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Aaidebook Holdings, Inc. was incorporated in the State of Delaware on September 28, 2023. The Company's principal executive offices are located in Fort Lauderdale, Florida. The Company has three subsidiaries: Aaidebook Inc., HHC IT Solutions Inc., and Beth Hahesed Home Care Inc. Through its subsidiaries, the Company is engaged in home healthcare and related technology and information technology activities. Aaidebook Inc., which operates under the name "Aaidebook," provides home healthcare services focused on elderly individuals and patients with chronic illnesses. The Company also owns and manages technology assets and home care provider assets intended to support its operations and broader business strategy. The Company's business strategy is focused on supporting home-based care, improving operational and information technology infrastructure for the home healthcare and medical staffing industry, reducing unnecessary hospitalizations, and helping contain healthcare costs. Results of Operations: The Company has generated revenue primarily through its home care services division, with additional contributions from technology and administrative services. The business has demonstrated revenue growth over this period, reflecting continued expansion of its service operations and early adoption of its software platform. However, historical results should not be viewed as fully indicative of future performance, as the Company is transitioning toward a more software-driven, recurring revenue model. Revenue during the year ended December 31, 2025 increased by $1,309,614 to $3,233,981, as compared to $1,924,367 during the year ended December 31, 2024. Operating expenses during the year ended December 31, 2025 increased by $1,105,181 to $3,144,304, as compared to $2,039,123 during the year ended December 31, 2024. Net income during the year ended December 31, 2025 increased by $248,178 to

$124,234, as compared to a net loss of $123,944 during the year ended December 31, 2024. Liquidity & Capital Resources: On December 31, 2025, the Company recorded cash of $21,726 and negative working capital of $347,136, as compared to cash of $117,855 and negative working capital of $477,570. From a liquidity perspective, the Company has relied on a combination of operating cash flows and related party financing to support its activities. During 2025, cash flows from operating activities were strong enough to pay down some of the outstanding related party loan balance. The proceeds from this offering are expected to improve the Company's liquidity position and support its growth strategy. The Company anticipates using the offering proceeds over the next 12 months to fund sales and marketing expansion, operational support, and offering-related expenses. While the Company believes these funds will be sufficient to execute its near-term plan, additional capital may be required to fully scale operations and accelerate growth. In addition to this offering, the Company may continue to rely on external financing sources, including future equity raises and potential debt financing, as well as continued support from related parties if necessary. Management's strategy is to transition toward a more sustainable operating model driven by recurring software revenue, improved margins, and reduced reliance on external financing over time. Valuation: Revenue has increased from approximately $900,000 to over $3 million annually, supporting a base valuation of $4.5M–$6.0M. In addition, the Company has developed and deployed its proprietary software platform, onboarded over 100 client companies, and established product market fit among service-based businesses with 10+ employees. The expanded focus beyond home care into the broader service-based economy further increases the Company's market opportunity.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

     1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
          1. **in connection with the purchase or sale of any security?**
          2. **involving the making of any false filing with the Commission?**
          3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

     2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
          1. **in connection with the purchase or sale of any security?;**
          2. **involving the making of any false filing with the Commission?**
          3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

     3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
          1. **at the time of the filing of this offering statement bars the person from:**
               1. **association with an entity regulated by such commission, authority, agency or officer?**
               2. **engaging in the business of securities, insurance or banking?**
               3. **engaging in savings association or credit union activities?**
          2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

     4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
          1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
          2. **places limitations on the activities, functions or operations of such person?**
          3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

          If Yes to any of the above, explain:

     5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Aaidebook Holdings Inc answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

1) The Company did not make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206. 2) The following is the transcript of the video shown on the company's offering page: We believe service-based businesses power the real economy. From home care to staffing to home services, millions of companies rely on field workers to deliver essential services every day. But behind the scenes, most are still operating on fragmented systems, juggling scheduling, payroll compliance, and billing across tools that don't work together. That leads to inefficiencies, missed revenue, and limited ability to scale. So, we asked a simple question. What if all of this could live in one system? That's why we built OnTime IT. It's an all-in-one platform designed for businesses that deploy workers into the field. We handle everything from hiring and onboarding to scheduling, time tracking, compliance, billing, and payroll support. And we didn't build this in theory. We built it while operating our own homeare agency, solving real problems in real time. But this isn't just a healthcare story. The same workflow exists across millions of service-based businesses: to dispatch a worker, complete a task, document the work, and trigger payroll and billing. Different industries, same operational structure. That's what makes the market so compelling. There are approximately 2.5 million service-based businesses in the US with FieldSap. And according to Yelp, over 278,000 new home service businesses were added in 2023 alone. But instead of going wide, we're going deep. When thinking about our total addressable market, we're targeting the 10 most populated states, focusing on density first to drive efficient growth. And we're already seeing traction. We've onboarded over 100 companies, established product market fit with businesses that have 10 or more employees, and identified a strong customer profile with a target

acquisition cost of approximately $1,500 and an average lifetime value exceeding $24,000. Our business model is software as a service. We offer three subscription tiers, startup, growth, and workforce, with our mid-tier growth package being built at $499 a month. So, how do we scale? We're raising this round to build a repeatable sales and marketing engine and allow us to focus on customer acquisition, outbound sales, partnerships, and expanding our team to accelerate growth. But execution comes down to people. Our team brings decades of experience across home care, staffing, and software development. We're operators who built this platform out of necessity, not theory. And we understand the complexity of these businesses because we've lived it. If we execute this correctly, we believe we're not just building software, we're building the infrastructure for the service economy. So, whether you're an investor, an operator, or someone who believes in technology's ability to improve how work gets done, we invite you to be a part of what we're building.

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Incorporation: certificateofincorporation.pdf
    Corporate Bylaws: corporatebylaws.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.aaidebook.com/

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.